Exhibit 99.2

NICE Presents New Ways to Accelerate Digital Transformation Success
via Analytics, Artificial Intelligence and Cloud in Upcoming Webinar Series

New webinar series provides strategic insights and practical guidelines for driving unparalleled customer experiences

Hoboken, N.J., January 8, 2019 – NICE (Nasdaq: NICE) today announced a series of new webinars providing strategies and best practices for leveraging Analytics, Artificial Intelligence (AI) and Cloud to improve customer experience. Continuing the "Don’t Compromise on Customer Experience" theme, the webinars will help gear organizations to get and stay on the right path to digital transformation by offering both strategic insights and practical guidelines. The series will also include online events on future trends to help forward looking organizations stay ahead of the curve. To learn more or to register, please click here.

Slated to be held in the first quarter of 2019, the webinar series will feature industry thought leaders alongside NICE experts from around the globe. Key webinars in the series include:

•	January 10, 2019: "Operationalizing Big Data for Root Cause Insights (AI)" by Nicholas Robinson, Sr. Product Manager, and Abby Monaco, Sr. Product Marketing Manager, NICE Nexidia.

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February 7, 2019:  Dan Miller, Lead Analyst & Founder, Opus Research, Ravin Sanjith, Intelligent Authentication, Opus Research and NICE's Amiram Pinto, Product Marketing Manager, will discuss "Outsmarting Contact Center Fraudsters with Supercharged Voice Biometrics."

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February 14, 2019: Andy Traba, Director of Product Management and Product Marketing, and Michele Carlson, Sr. Product Marketing Manager, NICE Nexidia, will share how "AI Puts the Personality Behind Big Data."

•	February 21, 2019: Donna Fluss, President, DMG Consulting LLC, and Paul Chance, Sr. Product Marketing Manager, NICE, will talk about "Managing Your Workforce from the Cloud."

•	March 7, 2019: "Operationalizing Big Data for Improved Customer Journeys" by Matt Reading, VP of Customer Journey Solutions, NICE Nexidia.

•	March 21, 2019: Donna Fluss, President, DMG Consulting LLC, will share insights on "Digital Transformation and the Contact Center: How to Succeed."

Eran Liron, Executive Vice President, Marketing and Corporate Development, NICE, said, "Organizations are increasingly learning just how much digital transformation via the adoption of AI, machine learning, Big Data and similar technologies is imperative in meeting business goals. Organizations that choose not to go down this path in the immediate future risk being left behind in the race to gain favor in the eyes of their customers by delivering top notch service experiences. We're pleased to present this webinar series offering guidelines, trends and best practices organizations need to deliver uncompromising service and win in the experience revolution."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Liron, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.